UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         ALADDIN KNOWLEDGE SYSTEMS LTD.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    M0392N101
                                 (CUSIP Number)

                 GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.
            1108 EAST MAIN STREET, RICHMOND, VA 23219 (804) 344-3804
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                DECEMBER 31, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 12 Pages

                                  SCHEDULE 13D

---------------------------                           -------------------------
CUSIP No.         M0392N101                           Page  2  of  12  Pages
---------------------------                           -------------------------

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MILLS VALUE ADVISER, INC.
           I.R.S. ID. # 54-1410376
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                       (b) [  ]
           N/A
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or  2(e)                                             [  ]

           N/A
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           VIRGINIA
-------------------------------------------------------------------------------

                          7         SOLE VOTING POWER

        NUMBER OF                   15,000
                          -----------------------------------------------------
         SHARES           8         SHARED VOTING POWER

      BENEFICIALLY                  -0-
                          -----------------------------------------------------
        OWNED BY          9         SOLE DISPOSITIVE POWER

          EACH                      956,770
                          -----------------------------------------------------
        REPORTING         10        SHARED DISPOSITIVE POWER

         PERSON                     -0-

          WITH

-------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           956,770
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [  ]

           N/A
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.46%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

           IA (INVESTMENT ADVISER)
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D
                                       FOR
                            MILLS VALUE ADVISER, INC.

         This Amendment No. 1 hereby amends and supplements the Schedule 13D dated September 11, 1996, filed by Mills Value Adviser, Inc. with the Securities and Exchange Commission on September 23, 1996 (the "Schedule 13D") with respect to the common stock, no par value per share, of Aladdin Knowledge Systems Ltd. (the "Issuer").


Item 1.           Security and Issuer

                  This Amendment No. 1 relates to the common stock, no par value per share ("Common Stock"), of Aladdin Knowledge Systems Ltd., 15 Beit Oved Street, Tel Aviv, Israel 61110.


Item 2.           Identity and Background

                  Mills Value Adviser, Inc.

                  Mills Value Adviser, Inc. (the "Corporation") is a corporation organized under the laws of the Commonwealth of Virginia. Its principal business is providing investment advisory services to its clients. The address of its principal business and principal office is 1108 East Main Street, Richmond, VA 23218. During the past five years, the Corporation has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

                  On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1- 504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that

                  Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

                  Charles A. Mills, III

                  (A)      Charles A. Mills, III

                  (B)      1108 East Main Street, Richmond, VA  23218

                  (C) Charles A. Mills, III is Chairman of the Board of the Corporation and also a director and Chairman of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

                  (D) During the past five years, Charles A. Mills, III has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) On March 28, 1996, the Corporation and Charles A. Mills, III, Chairman of the Board of the Corporation in Cases # SEC 960020 and SEC 960022 entered into an admission and consent order which accepted an order of settlement alleging violations of Virginia Code Sections 13.1-504 A and 13.1-504 C by the Virginia State Corporation Commission. In particular, the order of settlement alleged that the Corporation temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor; that the Corporation temporarily employed an unregistered investment advisor representative; and that Mr. Mills temporarily transacted business in the Commonwealth of Virginia as an unregistered investment advisor. Without admitting or denying the allegations, the Corporation paid $200.00 and Mr. Mills paid $2,500.00 to the Commonwealth of Virginia. The Corporation has undertaken measures to prevent a lapse in required registrations or other similar occurrence.

                  (F) Charles A. Mills, III is a citizen of the United States of America.

                  George R. Whittemore

                  (A)      George R. Whittemore

                  (B)      1108 East Main Street, Richmond, VA  23218

                  (C) George R. Whittemore is President and a Director of the Corporation, and is Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, whose address is the same as the Corporation's.

                  (D) During the past five years, George R. Whittemore has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, George R. Whittemore has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (F) George R. Whittemore is a citizen of the United States of America.

                  Blair J. Frantzen

                  (A)      Blair J. Frantzen

                  (B)      1108 East Main Street, Richmond, VA  23218

                  (C) Blair J. Frantzen is Secretary/Treasurer and a Director of the Corporation and a Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm whose address is the same as the Corporation's.

                  (D) During the past five years, Blair J. Frantzen has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, Blair J. Frantzen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (F) Blair J. Frantzen is a citizen of the United States of America.

                  George W. Anderson

                  (A)      George W. Anderson

                  (B)      1108 East Main Street, Richmond, VA  23218

                  (C) George W. Anderson is a Director of the Corporation as well as a Senior Vice President of Anderson & Strudwick, Incorporated, a stock brokerage firm, and President of Anderson & Strudwick Holding Corporation, both of whose addresses are the same as the Corporation's.

                  (D) During the past five years, George W. Anderson has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (E) During the past five years, George W. Anderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (F) George W. Anderson is a citizen of the United States of America.


Item 3.           Source and Amount of Funds and Other Consideration

                  The total amount of the funds used in making the purchases was $10,579,824, of which $1,612,918 represents purchases since the filing of the Schedule 13D. The source of the funds used in making the purchases was from client accounts over which the Corporation has discretionary investment authority.

Item 4.           Purpose of Transaction

                  The  Corporation,   an  investment   advisory  firm,   through
                  discretionary investment authority granted to it by its clients, has purchased shares of Common Stock for investment purposes on behalf of its clients.

                  There are no plans or proposals which the Corporation, Charles
                  A. Mills, III, George R. Whittemore, Blair J. Frantzen, or George W. Anderson may have that relate to or would result in:

                  (A) The acquisition or disposition of securities of the Issuer except as otherwise disclosed herein;

                  (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (E) Any material change in the present capitalization or dividend policy of the Issuer;

                  (F) Any other material change in the Issuer's business or corporate structure;

                  (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (J)      Any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer

                  (A) The aggregate number and percentage of Common Stock beneficially owned by the Corporation are 956,770 shares and 9.46%, respectively.

                  (B) The Corporation has the sole power to vote or to direct the vote of 15,000 of the shares identified pursuant to Item 5(a). The Corporation has the sole power to dispose or to direct the disposition of all the shares identified pursuant to Item 5(a).

                  (C)      Transactions in the securities identified pursuant to
                           Item 5(a) during the past 60 days are as follows:

Beneficial             Trans.            Amount of     Price Per     Where/How
   Owner                Date            Transaction      Share        Effected

    MVA               11/06/96            $21,328        $10.66       Open Mkt.
    MVA               11/12/96            $38,599        $10.72       Open Mkt.
    MVA               11/13/96           $381,651         $9.54       Open Mkt.
    MVA               11/22/96            $98,856         $8.99       Open Mkt.
    MVA               11/25/96            $90,486         $9.05       Open Mkt.
    MVA               11/26/96             $9,921         $9.45       Open Mkt.
    MVA               12/10/96            $19,562        $10.87       Open Mkt.
    MVA               12/12/96            $26,519        $10.61       Open Mkt.
    MVA               12/16/96           $106,692        $10.67       Open Mkt.
    MVA               12/19/96          ($125,339)       $10.30       Open Mkt.
    MVA               12/31/96            $99,890         $9.99       Open Mkt.
    MVA               01/02/97           $102,164        $10.22       Open Mkt.
    MVA               01/03/97           $104,102        $10.41       Open Mkt.
    MVA               01/07/97           $500,652        $11.13       Open Mkt.

                  (D)      Not applicable.

                  (E)      Not applicable.

                  Charles A. Mills, III

                  (A) The aggregate number and percentage of Common Stock beneficially owned by Charles A. Mills, III are 1,500 shares and less than 1%, respectively. Mr. Mills also beneficially owns 750 shares of Common Stock for which he acts as custodian/trustee for a minor child.

                  (B)      Charles A. Mills,  III,   in  his individual capacity
                           and in his capacity as custodian/trustee, has the sole power to vote and the sole power to dispose of all 2,250 shares identified pursuant to Item 5(a).

                  (C)      None

                  (D)      Not applicable.

                  (E)      Not applicable.

                  George R. Whittemore

                  (A) The aggregate number and percentage of Common Stock beneficially owned by George R. Whittemore are 1,000 shares and less than 1%, respectively.

                  (B) George R. Whittemore has the sole power to vote and the sole power to dispose of all 1,000 shares identified pursuant to Item 5(a).

                  (C)      None

                  (D)      Not applicable.

                  (E)      Not applicable.

                  Blair J. Frantzen

                  (A)      None

                  (B)      None

                  (C)      None

                  (D)      Not applicable.

                  (E)      Not applicable.

                  George W. Anderson

                  (A)      None

                  (B)      None

                  (C)      None

                  (D)      Not applicable.

                  (E)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None


Item 7.           Material to be Filed as Exhibits

                  None

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                    MILLS VALUE ADVISER, INC.



Date:    January 10, 1997           /s/ CHARLES A. MILLS, III
                                    -------------------------------------------
                                    CHARLES A. MILLS, III, Chairman of the Board



Date:    January 10, 1997           /s/ GEORGE R. WHITTEMORE
                                    -------------------------------------------
                                    GEORGE R. WHITTEMORE, President/Director



Date:    January 10, 1997           /s/ BLAIR J. FRANTZEN
                                    -------------------------------------------
                                    BLAIR J. FRANTZEN, Secretary/Treasurer/Dir.



Date:    January 10, 1997
                                    -------------------------------------------
                                    GEORGE W. ANDERSON, Director



Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).